UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Edgewater Technology, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
280358102
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	BRICOLEUR CAPITAL MANAGEMENT, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	0
	(6) Shared Voting Power	871,740
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	871,740
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	871,740
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	7.2%
(12)	Type of Reporting Person (See Instructions)	IA

(1)	Names of Reporting Persons.	BRICOLEUR PARTNERS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	0
	(6) Shared Voting Power	773,756
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	773,756
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	773,756
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	6.4%
(12)	Type of Reporting Person (See Instructions)	PN

Item 1(a).  Name of Issuer:

Edgewater Technology, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

20 Harvard Mill Square
Wakefield, MA 01880-3209

Item 2(a).  Names of Persons Filing:

Bricoleur Capital Management, LLC (“BCM”)

Bricoleur Partners, L.P. (“BP”)

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The business address of the reporting person is 16236 San Dieguito Road, Bldg. 2, Suite 2-22, Rancho Santa Fe, CA 92067.

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2 and 3 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock, $.01 par value per share.

Item 2(e).  CUSIP Number:

280358102

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐      (a)      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐      (b)      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐      (c)      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐      (d)      Investment company registered under section 8 of the Investment Company Act of 1940
                       (15 U.S.C 80a-8).

☒      (e)      An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐      (f)      An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐      (g)      A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐      (h)      A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
                        (12 U.S.C. 1813);

☐      (i)      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐      (j)      Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the “Securities”) are owned by BP and other investment funds for which BCM serves as general partner and/or investment manager.  BCM, as the general partner of BP and the investment manager of those other investment funds, may therefore be deemed to beneficially own the Securities owned by BP and those other investment funds for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as it may be deemed to have the power to direct the voting or disposition of the Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that BCM is, for any other purpose, the beneficial owner of any of the Securities, and BCM disclaims beneficial ownership as to the Securities, except to the extent of its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the investment limited partnerships might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2 and 3 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009, in which the Issuer stated that the number of shares of its Common Stock outstanding as of October 23, 2009 was 12,143,724 shares.

Item 5.     Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2010	BRICOLEUR CAPITAL MANAGEMENT, LLC By: /s/ Robert M. Poole Robert M. Poole, its Managing Director

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2010	BRICOLEUR PARTNERS, L.P. By: Bricoleur Capital Management, LLC, its General Partner By: /s/ Robert M. Poole Robert M. Poole, its Managing Director

EXHIBITS LIST

Exhibit A            Joint Filing Undertaking           Page 9

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: April 5, 2010	BRICOLEUR CAPITAL MANAGEMENT, LLC By: /s/ Robert M. Poole Robert M. Poole, its Managing Director
Dated: April 5, 2010	BRICOLEUR PARTNERS, L.P. By: Bricoleur Capital Management, LLC, its General Partner By: /s/ Robert M. Poole Robert M. Poole, its Managing Director